January 27, 2010

VIA EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn: Jennifer Gowetski, Esq.

Re:	American Realty Capital New York Recovery REIT, Inc.
Amendment No. 2 to Registration Statement on Form S-11
Filed January 27, 2010
File No. 333-163069

Dear Ms. Gowetski:

On behalf of our client, American Realty Capital New York Recovery REIT, Inc. (the “Company”), we are submitting this letter in response to the written comments of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) contained in your letter, dated January 15, 2010 (the “Comment Letter”) with respect to the registration statement on Form S-11 filed by the Company with the Commission on November 12, 2009 (No. 333-163069) (the “Registration Statement”), as amended by Amendment No. 1 to the Registration Statement filed by the Company with the Commission on December 21, 2009 (“Amendment No. 1”).

Certain of the Staff’s comments call for explanation of, or supplemental information as to, various matters relating to disclosures provided in Amendment No. 1.  Responses to these comments have been provided by the Company to us and are set forth in this letter or in Amendment No. 2 to the Registration Statement (“Amendment No. 2”).  Amendment No. 2 has been filed by the Company today.  Please note that some of our revisions contained in Amendment No. 2 reflect blue sky comments received by the states as of the date hereof. In addition, we will provide under separate cover certain items requested in the previous comment letter and in this Comment Letter. Please be advised that the Company has submitted to the Commission its acceleration request letter dated January 27, 2010, requesting acceleration on February 11, 2010 or as soon as practicable thereafter. A copy of the Company’s acceleration request letter is attached as Exhibit A hereto.

The Company’s responses are set forth below, with the headings and numbered items of this letter corresponding to the headings and numbered items contained in the Comment Letter.  For the convenience of the Staff, each of the comments from the Comment Letter is restated in bold italics prior to the Company’s response.  Capitalized terms used but not defined in this letter shall have the meanings given to such terms in Amendment No. 2.  All page number references in the Company’s responses are to page numbers in Amendment No. 2.

Boca Raton | Boston | Chicago | Hong Kong | London | Los Angeles | New Orleans | New York | Newark | Paris | São Paulo | Washington, D.C.

January 27, 2010

General

1.
We note your disclosure on page 4 that you commenced a private offering to “accredited investors” of up to $50,000,000 in shares of your preferred shares and that these preferred shares will be convertible in whole or in part into shares of common stock after the first anniversary of the final closing of the private offering at a conversion price that is a discount from the public offering price of the common stock.  Please quantify the discount from the public offering price and provide us with a detailed analysis regarding why the concurrent private placement should not be integrated into your current public offering.  Please see Securities Act Release No. 8828 (Aug. 10, 2007).

We advise the Staff that the private placement of convertible preferred shares has been structured to meet the requirements of Securities Act Release No. 8288 (2007) so that the private placement will not be integrated with the offering being made pursuant to the Registration Statement and the private offering will not be deemed to have been made pursuant to a general solicitation as a result of the filing of the Registration Statement.  In Securities Act Release No. 8288, the Staff states the determination should be based on a consideration of whether the investors in a private placement were solicited by a registration statement or through some other means that would otherwise not foreclose the availability of the Section 4(2) exemption. As an example, the Staff stated that “if the prospective private placement investor became interested in the concurrent private placement through some means other than the registration statement that did not involve a general solicitation and otherwise was consistent with Section 4(2), such as through a substantive, pre-existing relationship with the company or direct contact by the company or its agents outside of the public offering effort”, then the private placement could be conducted after the filing of the registration statement.

The following factors demonstrate that the private placement of the convertible preferred shares is consistent with the requirements of Securities Act Release No. 8288:

(A)
The offering efforts in connection with the public offering pursuant to the Registration Statement will not commence until the Registration Statement is effective.  Neither the Company, the dealer manager nor, to the Company’s knowledge, the soliciting dealers have distributed the Registration Statement or the preliminary prospectus to prospective investors.

(B)	The private placement is only being made to accredited investors who were solicited by the dealer manger or soliciting dealers for purposes of investing in the private placement.

(C)
No offers may be made to investors who contacted the dealer manager or soliciting dealer independent of the solicitation referred to in clause (B) above or who became aware of the Company or the offering as a result of the Registration Statement or other information concerning the public offering.

(D)
The dealer manager and the soliciting dealers are required to offer the convertible preferred shares only to investors with whom they have substantive pre-existing relationships and who have previously invested in private placement offerings through the dealer manager or the soliciting dealer.

January 27, 2010

(E)
The dealer manager and the soliciting dealer have agreed not to furnish a copy of or otherwise use the Registration Statement in connection with solicitation of prospective investors in the private placement and not to offer the convertible preferred shares to any prospective investor identified or contacted through the use of the Registration Statement or through any other means of marketing the public offering.

We believe that these procedures, which the dealer manager and soliciting dealers are required by their agreements to follow, establish that the filing of the Registration Statement did not serve as a general solicitation or general advertising for the private placement.

We advise the Staff that the disclosure on page 4 concerning the private placement has been modified to quantify the amount of the discount from the public offering price in accordance with your comment.

2.
We note your responses to comments 6 and 18 in our letter dated December 9, 2009.  Please submit copies of the relevant studies, reports or books that you cite or on which you rely as soon as possible.  We may have further comment.

We advise the Staff that, contemporaneously with this response letter, the Company is providing copies of the relevant consents and portions of any study, report or book that is cited or relied upon in the Registration Statement.

Prospectus Summary, page 10

3.
We have reviewed your response to comment 10 in our letter dated December 9, 2009.  Please disclose how the company intends to invest the remaining 30% of offering proceeds assuming that the maximum amount of the offering is raised.

We advise the Staff that the Company has revised the disclosure on page 10 to reflect the Company’s intention to invest the remaining 30% of offering proceeds (assuming that the maximum amount of the offering is raised), in other asset types that meet the REIT’s investment criteria, including but not limited to multifamily residential, industrial and hotel properties or other real estate investments such as real estate debt.

Compensation to Advisor and its Affiliates, page 16

4.
We note your revised disclosure on page 114 that you intend to limit your aggregate borrowings to 40% to 50% of the aggregate fair market value of your assets.  Please revise the disclosure in your fee table beginning on page 16 to clarify whether the acquisition fees and asset management fees are calculated based on utilizing 50% leverage.

January 27, 2010

We advise the Staff that the Company has revised the disclosure on page 17 and elsewhere in the Registration Statement to clarify that acquisition fees and acquisition expenses are calculated based on utilizing 50% leverage.

5.
We note you revised your acquisition fees from 1.5% to 1% of the contract purchase price, however, the estimated amounts for the minimum offering and maximum offering remain the same.  Please revise or advise.

We advise the Staff that the Company has revised the disclosure on page 17 and elsewhere in the Registration Statement to reflect the correct estimated amounts of acquisition fees for the minimum offering and maximum offering.

Summary Risk Factors, page 22

6.
We have reviewed your response to comment 13 in our letter dated December 9, 2009 and we reissue it in its entirety.  Please expand your summary section to include a risk factor discussion highlighting the material risks related to investing in your common stock.  For example only, please include risk factor disclosure regarding the following:

•	Discuss that you are a blind pool offering with no operating history or established financing sources and you have not identified any properties to acquire;
•	Describe the substantial conflicts among the interests of your investors, your interests and the interests of your advisor, sponsor, deal manager and affiliates;
•	Describe the fees that you will pay to your advisor and its affiliates and highlight that these fees are not tied to performance; and
•	Describe you intention to incur debt and discuss whether you have any limitations on the debt you can incur.

We advise the Staff that the Company has revised the disclosure on pages 24 and 25 to expand the summary risk factor discussion to highlight the material risks related to investing in the Company’s common stock.

The Advisor, page 73

7.
We note your revised disclosure on page 73 that it is currently anticipated that Mr. Happel will spend substantially all of his time on your behalf and each of the other five officers and key personnel, including Messrs. Schorsch and Kahane, is currently expected to spend a significant portion of their time on your behalf.  We further note your disclosure on page 75 that you will reimburse New York Recovery Advisors, LLC for expenses actually incurred including personnel costs, which will be determined based on the amount of time incurred by the respective employee and the corresponding payroll and payroll related costs.  Please revise to disclose the anticipated reimbursement amounts for compensation provided to Mr. Happel and each of the other officers that are expected to spend a significant portion of their time on your behalf.  In addition, please clarify whether payroll and payroll related expenses would include any bonus or incentive compensation paid to any officer.

January 27, 2010

We advise the Staff that the Company has revised the disclosure on page 78 to provide for the anticipated reimbursement amounts for compensation provided to Mr. Happel and the other officers that are expected to spend a significant portion of their time on the Company’s behalf.  The Company confirms that that payroll and payroll-related expenses include any bonus or incentive compensation paid to any officer.

Conflicts of Interest, page 92

8.
We note your response to comment 25 in our letter dated December 9, 2009.  Please describe more fully your policy in relation to the acquisition or disposition of any interest by a director, officer, security holder or affiliate of an investment suitable for your investment program.  Please refer to Item 25(a) of Form S-11 for guidance.

We advise the Staff that the Company has revised the disclosure on pages 98 and 101 and elsewhere in the Registration Statement to include a reference to the discussion relating to the acquisition or disposition of any interest by a director, officer, security holder or affiliate of an investment suitable for our investment program in the revised section entitled “Conflicts of Interest – Certain Conflict Resolution Procedures.”

Prior Performance Summary, page 116

9.
We note your response to comment 35 in our letter dated December 9, 2009 and the revised disclosure on page 124 that “[o]ther than as disclosed above or due to the recent general economic conditions, there have been no major adverse business developments or conditions experienced by any program or non-program property that would be material to investors.” We further note your disclosure in Table III on page A-7.  Please revise your disclosure to more specifically discuss the recent general economic conditions and their impact on your prior programs.  In particular, please discuss any loss associated with American Realty Capital Trust, as applicable.

We advise the Staff that the Company has revised the disclosure on page 129 to clarify that there have been no major adverse business developments, including as a result of recent general economic conditions, that would be material to investors.

January 27, 2010

Notes to Financial Statements
Note 2 - Summary of Significant Accounting Policies
Deferred Offering Costs, page F-9

10.
It would appear that the amount of deferred offering costs as disclosed herein is as of October 31, 2009 as indicated elsewhere in the prospectus, as opposed to September 30, 2009, prior to your inception.  Please revise or advise.

We advise the Staff that the disclosure is as of the balance sheet date of October 31, 2009. The date in the disclosure has been changed accordingly.

Appendix A – Prior Performance Tables, page A-1
Table I – Experience in Raising and Investing Funds for Public Program Properties, page A-2

11.
Please revise the tables for each program to present each specific line item, other than the dollar amount offered, as a percentage of the amount raised in the offering.  Dollar amounts may also be used provided that the percentages are included.  Please note that the “Dollar Amount Raised” should be 100% even if it was less than the dollar amount offered.  All expenses of the offering and the amount available for investment should be shown as a percentage of the dollar amount raised.  Explain by footnote or otherwise the dollar amount difference between the amount offered and the amount raised.

We advise the Staff that the tables have been revised to include the appropriate percentages of funds raised.

12.
We have reviewed your response to comment 41 in our letter dated December 9, 2009.  Please revise to indicate by footnote or otherwise that the program invests the amounts available for investment over time and that no specific time period has been set for the investment of 90% of the funds.

We advise the Staff that the Company has revised the disclosure on page A-2 to indicate that American Realty Capital Trust, Inc. invests the amounts available for investment over time and that no specific time period has been set for the investment of 90% of the funds.

Table V – Sales or Disposals of Public Program Properties, page A-11

13.	Please revise the line items in the table to more closely track the line items identified in Table V of Guide 5 or tell us why such disclosure is not appropriate.

We advise the Staff that the Company has revised Table V on page A-12 accordingly.

January 27, 2010

14.
We have reviewed your response to comment 42 in our letter dated December 9, 2009 and the disclosure on page 117.  Please provide us with your analysis regarding why American Realty Capital, LLC should not be characterized as a program.

We advise the Staff that it is our belief that that American Realty Capital, LLC (ARC) should not be characterized as a program.  Messrs. Schorsch and Kahane founded ARC after leaving American Financial Realty Trust in August 2006.  ARC subsequently entered into a joint venture agreement (JV) with GF Capital Management and Dillon Read Capital Management LLC in September 2006 for the purpose of acquiring and operating real estate assets entirely or substantially leased to single tenants through long-term, triple-net leases.  The JV was capitalized only with funds from the joint venturers and did not rely on external or passive investors.  ARC’s initial equity capitalization represented a 10% interest in the JV and, in addition to fees and reimbursable operating costs, ARC received pro rata distributions equal to 10% of the cash flow.  While ARC served as a co-managing member of the JV and the JV’s management company, maintained the day-to-day business and affairs of the JV and the JV’s management company and sourced transactions for the benefit of the JV, ultimate investment decision-making authority rested with the executive committee of the JV, in which ARC had a minority position.  The types of services provided by ARC are discussed on page 123 as well our responses to comments 30 and 42 in our previous response letter.

Part II – Information Not Required In Prospectus, page II -1
Item 36. Financial Statements and Exhibits, page II-3
Exhibit 5.1 – Legality Opinion

15.
We note that counsel assumes that “[u]pon issuance of any of the Shares, the total number of shares of Common Stock issued and outstanding will not exceed the total number of shares of Common Stock that the Company is then authorized to issue under the Charter.” Please explain to us why this is an appropriate assumption for counsel to make or revise to remove the assumption.

We advise the Staff that Maryland counsel’s assumption is consistent with the assumptions provided in the legality opinions provided by such counsel for continuous offerings by other non-traded REITs.  Since the Company is expected to issue shares in a continuous offering over a three-year period rather than in a single closing, Maryland counsel believes that, while there are a sufficient number of shares available today under the charter to permit the Company to issue the maximum number of shares of common stock being registered pursuant to this offering, numerous events outside of Maryland counsel’s control (e.g. other share issuances, a charter amendment to decrease the number of authorized shares) could occur during the offering period that would leave the Company with an insufficient number of shares.  The legality opinion states that, when issued, the shares will be validly issued.  Conversely, the opinion does not state that, if issued today, the shares would be validly issued.

January 27, 2010

Exhibit 8.1 – Tax Opinion

16.
We note assumptions in the second paragraph on page 2.  Please tell us why such assumptions are appropriate as you are opining that the registrant will be organized in conformity with the requirements for qualification as a REIT or revise accordingly.

We advise the Staff that it is our belief that the second paragraph is standard in REIT tax opinions.  We are opining, among other things, that the registrant will be organized in conformity with the requirements or qualification as a REIT for U.S. federal income tax purposes.  We assume that factual representations, covenants and statements in the Transaction Documents are true and correct, and that the obligations imposed by those documents have and will be performed or satisfied in accordance with their terms.  While we can and have reviewed these documents, they are only useful in rendering our opinion if we can rely upon the accuracy of what is contained in them and that their provisions will be enforced and/or carried out.  By way of example, the registrant’s Articles of Amendment and Restatement contain a provision on the restriction of the ownership of shares.  For tax purposes, we must know that such provision is accurate and that the registrant intends to enforce it in order to be comfortable that the registrant can meet the requirement that it not be closely held or not have fewer than 100 shareholders.  Furthermore we assume that the registrant and its operating partnership will be operated as described in the transaction documents.  How these entities are operated is essential in determining whether the registrant can meet a number of REIT operational requirements (e.g., the requirement that a REIT distribute 90% of its REIT taxable income annually) under the Internal Revenue Code.  Again, while we can and do review these documents, we cannot assure that the registrant will be operated as provided in such documents.  We must be able to rely upon an officer’s certificate and/or certain assumptions which assure us that the registrant will be operated as provided in such documents.

17.
We note your statement on page 3 that:  “This opinion is rendered to you in connection with the sale of the Stock and may not be used by you for any other purpose.” Please note that it is inappropriate to imply that investors are not entitled to rely on the opinion expressed.  Please revise accordingly.

We advise the Staff that we have revised the tax opinion to include reliance by the Company’s stockholders.

January 27, 2010

We thank you for your prompt attention to this letter responding to the Comment Letter and look forward to hearing from you at your earliest convenience.  Please direct any questions concerning this response to the undersigned at (212) 969-3445 or (212) 969-3135.

Yours truly,

/s/ Peter M. Fass
Peter M. Fass, Esq.

/s/ James P. Gerkis
James P. Gerkis, Esq.

Exhibit A

AMERICAN REALTY CAPITAL
405 PARK AVENUE, 15TH FLOOR, NEW YORK, NY 10022
T: (212) 415-6500 F: (212) 421-5799
WWW.AMERICANREALTYCAP.COM

January 27, 2010

VIA ELECTRONIC TRANSMISSION
AND EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549
Attention: Jennifer Gowetski

Re:	American Realty Capital New York Recovery REIT, Inc.
Pre-Effective Amendment No. 2 to
Registration Statement on Form S-11 (the “Pre-Effective Amendment”)
File No. 333-163069

Dear Ms. Gowetski:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, American Realty Capital New York Recovery REIT, Inc. (the “Company”) hereby requests acceleration of the effective date of the above-referenced Registration Statement, so that it may become effective at 4:00 p.m. Eastern Time on February 11, 2010, or as soon thereafter as practicable.

The Company acknowledges that:

• should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

• the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

• the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, the Company acknowledges that neither the website nor the sales literature submitted to the staff will be used until the Registration Statement is declared effective by the Commission.

Very truly yours,

AMERICAN REALTY CAPITAL NEW YORK RECOVERY REIT, INC.

__________________________________________________________
Nicholas S. Schorsch
Chief Executive Officer and Chairman of the Board of Directors